Filed pursuant to Rule 433
Registration No. 333-130036

Final Term Sheet dated December 6, 2005

33,846,000 Ordinary Shares

XL Capital Ltd
Class A Ordinary Shares
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Class A Ordinary Shares offered by us	33,846,000 ordinary shares.

Option to purchase additional ordinary shares	15%; 5,076,900 ordinary shares.

Class A Ordinary Shares to be
outstanding after this offering	174,422,462 ordinary shares (assuming no exercise of option to purchase additional ordinary shares).

Initial price to public	$65.00 per ordinary share.

Trade date	December 6, 2005.

Settlement date	December 9, 2005.

Last reported NYSE sale price of our
ordinary shares on December 6, 2005	$65.65.

Estimated net proceeds to XL Capital
from this offering	Approximately $2,133,990,300, or approximately $2,454,088,845 if the underwriters’ option to purchase additional ordinary shares is exercised in full, before offering expenses.

Concurrent offering	29,800,000 7.0% Equity Security Units. Each holder of units will be required to purchase a minimum of 0.3102 ordinary shares and a maximum of 0.3846 ordinary shares per unit upon settlement.

XL Capital Ltd has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents XL Capital Ltd has filed with the SEC for more complete information about XL Capital Ltd and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, XL Capital Ltd, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or 1-800-248-3580.